UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41829

Primech Holdings Ltd.

23 Ubi Crescent
Singapore 408579
+65 6286 1868

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Submission of Matters to a Vote of Security Holders.

On August 19, 2024, Primech Holdings Ltd (the “Company”) held the Company’s 2024 Annual Meeting of Shareholders (the “Annual Meeting”) at 23 Ubi Crescent, Singapore 408579. On July 19, 2024 (the “Record Date”), the record date for the Annual Meeting, there were 38,050,000 of the Company’s ordinary shares, no par value, (the “Ordinary Shares”) issued and outstanding and entitled to vote at the Annual Meeting. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of Ordinary Share held by such holder on the Record Date. Seven items of business were acted upon by the Company’s shareholders at the Annual Meeting, each of which was approved by the shareholders.

1. Shareholders approved receiving and adopting the Directors’ Statement, the audited financial statements of the Company for the financial year ended March 31, 2024. The voting results were as follows:

For	Against	Abstain
31,429,298	2,113	200

2. Shareholders approved receiving and adopting the audited financial statements in relation to Form 20-F for the financial year ended March 31, 2024. The voting results were as follows:

For	Against	Abstain
31,429,310	2,101	200

3. Shareholders approved the re-election of the following Directors who are retiring by rotation pursuant to Regulation 88 of the Constitution of the Company and who, being eligible, offer themselves for re-election as Directors. The voting results were as follows:

	FOR	AGAINST	ABSTAIN
Ho Kin Wai	31,427,381	4,230	0
Sng Yew Jin	31,427,380	4,231	0

4. Shareholders approved payment of Directors’ fees of US$77,500 for the financial year ended March 31, 2024. The voting results were as follows:

For	Against	Abstain
31,426,381	5,230	0

5. Shareholders approved the appointment of Weinberg & Co. LA, LLP, as auditor of the Company for the financial year ending March 31, 2025 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion. The voting results were as follows:

For	Against	Abstain
31,428,197	3,014	400

6. Shareholders approved the appointment of M/s Paul Wan & Co, as auditor of the Company for the financial year ending March 31, 2025 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion. The voting results were as follows:

For	Against	Abstain
31,428,198	3,113	300

7. Shareholders approved to authorize the Directors to issue Ordinary Shares and make or grant offers, agreements or options that might or would require the issuance of Ordinary Shares. The voting results were as follows:

For	Against	Abstain
31,345,272	86,122	217

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Primech Holdings Ltd.

Date: August 22, 2024	By:	/s/ Kin Wai Ho
	Name:	Kin Wai Ho
	Title:	Chief Executive Officer

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